March 11, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549

Re:	C3is Inc.

Registration Statement on Form F-1, as amended

File No. 333-276868

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), Aegis Capital Corp. hereby joins C3is Inc. in requesting that the Securities and Exchange Commission take appropriate action to accelerate the effective date of the above-referenced registration statement on Form F-1, as amended, so as to become effective on Wednesday, March 13, 2024, at 5:00 PM Eastern Time, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Securities Act, please be advised that we will distribute as many electronic copies of the proposed form of preliminary prospectus as it appears to be reasonable to secure adequate distribution.

Very truly yours,

Aegis Capital Corp.

/s/ Robert J. Eide
Robert J. Eide
Chief Executive Officer